SECURITIES [illegible] ON

05039524

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSING FEB 25 2005 SECTION

SEC FILE NUMBER
8 - 47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helix Trading LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Constellation Blvd.
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marko A. Budgyk (310) 788-8720
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-23-05

OATH OR AFFIRMATION

I, Helix Trading, LLC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helix Trading, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA C. DE PAZ
Commission # 1366210
Notary Public - California
Los Angeles County
My Comm. Expires Jul 25, 2006

Signature

Pres Dent

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HELIX TRADING LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

HELIX TRADING LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of HELIX Trading LLC

We have audited the accompanying statement of financial condition of HELIX Trading LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HELIX Trading LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 28, 2005

HELIX TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	93,356
Due from clearing broker		4,455
Security owned - U.S. Treasury bill		149,210
Commissions receivable		47,260
Goodwill		197,624
	$	491,905
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	24,092
Loans payable - officers		51,282
Total liabilities		75,374
Members' equity		416,531
	$	491,905

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

HELIX Trading LLC (the Company) is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

The Company receives commissions for introducing trades on behalf of an affiliated registered investment adviser, HELIX Investment Partners LLC (the Advisor).

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments at financial institutions.

Investment Transaction and Valuation of Investments

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market are valued at their last sales price as of the last business day of the period.

Goodwill

In 2004, the Company redeemed fifty percent of the managing members' interest in the Company. Goodwill represents the excess of the redemption price of the members' interest acquired by the Company over the carrying amounts of capital accounts retired. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but is subject to an annual impairment review. Management does not believe there is any impairment in the carrying amount of goodwill at December 31, 2004.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the members' tax returns. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

3. Security owned – U.S. Treasury bill

The security owned at December 31, 2004 consists of a U.S. Treasury bill valued at $149,210 that matures on March 31, 2005. The security acts as a deposit with the clearing broker.

4. Related-party transactions

Substantially all of the Company's commissions and commissions receivable are from introducing trades of affiliated investment partnerships on behalf of the Advisor.

The Company pays monthly administrative expenses to the Advisor. During the year ended December 31, 2004, these expenses amount to $500,000.

Loans payable to officers as of December 31, 2004 consisted of the following:

Loan payable to Phillip Faigley secured by Company assets, due on demand with interest at six percent (6%) per annum (current year accrued interest $512)	$	20,513
Loan payable to Jeffrey Groves secured by Company assets, due on demand with interest at six percent (6%) per annum (current year accrued interest $769)		30,769
	$	51,282

5. Commitment and contingencies

The Company has entered into an agreement with a clearing broker which requires that certain minimum balances be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. At December 31, 2004, the Company was required to maintain a minimum of $150,000 with the clearing broker (see Note 3). In connection with this agreement, the Company is contingently liable for nonperformance of its customers. It is the Company's policy to continuously monitor its exposure to this risk.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $217,852, which was $212,827 in excess of its required minimum net capital of $5,025.